# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nano Dimension Ltd., CIK 0001643303
CUSIP: 63008G203
Title of class of securities: Ordinary Shares par value NIS 5.00 per share
Address of issuer's principal executive offices: 60 Tower Road, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 07/23/2026
Amends the filing with accession number 0001214659-26-007982
Filed by CIK 0001232621
Persons authorized to receive notices and communications: Kevin Tang, 4747 Executive Drive, Suite 210, San Diego, California (CA), 92121, 858-200-3830

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC (CIK 0001232621): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 16,715,812; sole dispositive power 0; shared dispositive power 16,715,812; aggregate amount beneficially owned 16,715,812 (7.9% of the class)
  Comment: Tang Capital Management, LLC ("TCM") beneficially owns 16,715,812 of the Issuer's American Depository Shares ("ADSs") which each represent one Ordinary Share of the Issuer. TCM shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI"), Tang Capital Partners III, Inc. ("TCP III"), Tang Capital Partners IV, Inc. ("TCP IV") and Kevin Tang. The percentages used herein are based on 210,506,899 Ordinary Shares outstanding as of June 23, 2026, as set forth in the Issuer's Schedule 14A filed on Form DEFC14A with the Securities and Exchange Commission on June 25, 2026.
- KEVIN TANG (CIK 0001178579): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 16,715,812; sole dispositive power 0; shared dispositive power 16,715,812; aggregate amount beneficially owned 16,715,812 (7.9% of the class)
  Comment: Kevin Tang beneficially owns 16,715,812 of the Issuer's ADSs which each represent one Ordinary Share of the Issuer. Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI, TCP III, TCP IV and TCM.
- TANG CAPITAL PARTNERS, LP (CIK 0001191935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,830,718; sole dispositive power 0; shared dispositive power 3,830,718; aggregate amount beneficially owned 3,830,718 (1.8% of the class)
  Comment: TCP beneficially owns 3,830,718 of the Issuer's ADSs which each represent one Ordinary Share of the Issuer. TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP (CIK 0002064011): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,223,680; sole dispositive power 0; shared dispositive power 5,223,680; aggregate amount beneficially owned 5,223,680 (2.5% of the class)
  Comment: TCPI beneficially owns 5,223,680 of the Issuer's ADSs which each represent one Ordinary Share of the Issuer. TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC (CIK 0002036763): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 3,830,712; sole dispositive power 0; shared dispositive power 3,830,712; aggregate amount beneficially owned 3,830,712 (1.8% of the class)
  Comment: TCP III beneficially owns 3,830,712 of the Issuer's ADSs which each represent one Ordinary Share of the Issuer. TCP III shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS IV, INC (CIK 0002036770): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 3,830,702; sole dispositive power 0; shared dispositive power 3,830,702; aggregate amount beneficially owned 3,830,702 (1.8% of the class)
  Comment: TCP IV beneficially owns 3,830,702 of the Issuer's ADSs which each represent one Ordinary Share of the Issuer. TCP IV shares voting and dispositive power over such shares with TCM and Kevin Tang.
- CONCENTRA BIOSCIENCES, LLC (CIK 0001970065): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares par value NIS 5.00 per share
Name of issuer: Nano Dimension Ltd.
Address of issuer's principal executive offices: 60 Tower Road, Waltham, Massachusetts (MA), 02451
Comment: This Schedule 13D/A (this "Statement") amends the Schedule 13D (the "Original Schedule 13D") filed on June 30, 2026. Items 3, 5 and 7 of the Statement is hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended to add the following:

Since June 30, 2026 the Reporting Persons have expended an aggregate of approximately $3.6 million to purchase 2,422,999 of the Issuer's Ordinary Shares through the open market. The Ordinary Shares were acquired in the ordinary course of business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5. As of the date hereof the Reporting Persons beneficially own an aggregate of 16,715,812 shares of the Issuer's Ordinary Shares, representing 7.9% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) above.
Transactions in the class effected during the past sixty days: Schedule A attached hereto as Exhibit 3 describes all transactions in the Issuer's Ordinary Shares that were effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (filed as Exhibit 1 of the 13D filed on June 30, 2026 by the Reporting Persons with respect to the Ordinary Shares of the Issuer).
Exhibit 2: Merger Proposal, dated June 30, 2026, sent from TCM to the Issuer (filed as Exhibit 2 of the 13D filed on June 30, 2026 by the Reporting Persons with respect to the Ordinary Shares of the Issuer).
Exhibit 3: Schedule A: Transactions during the past 60 days (as amended).

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (07/27/2026)
- KEVIN TANG: /s/ Kevin Tang, Self (07/27/2026)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (07/27/2026)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (07/27/2026)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (07/27/2026)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (07/27/2026)
- CONCENTRA BIOSCIENCES, LLC: /s/ Kevin Tang, Chief Executive Officer (07/27/2026)